Computershare
Computershare
		Sixth Floor	Trust Company of
LETTER OF CONFIRMATION		530 8th Avenue SW	Canada
Calgary, Alberta
T2P 3S8
April 13, 2007		Telephone 1-403-267-6800	Canada
		Facsimile 1-403-267-6529	Australia
To:	ViRexx Medical Corporation	www.computershare.com	Channel Islands
	8223 Roper Road NW,		Hong Kong
	Edmonton, AB		Germany
	T6E 6S4		Ireland
New Zealand
Philippines
Dear Ms. Smith			South Africa
United Kingdom
Subject: ViRexx Medical Corporation			USA

We confirm that the following materials were sent by pre-paid mail on April 12, 2007, to the registered and non-objecting beneficial holders of Common Shares of the Corporation:

1. Notice of Annual Meeting of Shareholders / Management Information Circular
2. Proxy (to registered holders only)
3. VIF (to non-objecting beneficial holders only)
4. Proxy Return Envelope

We further confirm that copies of items 1, 2, and 4 along with the Supplemental Mailing List Return Card were sent by courier on April 12, 2007 to those intermediaries holding Common Shares of the Corporation who responded directly to Computershare with respect to the search procedures in compliance with current securities legislation requirements for delivery to beneficial owners. We are providing this confirmation to you in our capacity as agent for the Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

“signed by”

Sarah Richards
Mailing Professional
ClientServicesMailings@Computershare.com